TRANSGLOBE ENERGY CORPORATION ANNOUNCES AGM VOTING RESULTS
AND CONFIRMATION OF BOARD CHANGES
AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 13, 2019 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its AGM voting results.
Report in Respect of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the annual general and special meeting (the "Meeting") of the holders of common shares of TransGlobe Energy Corporation ("TransGlobe" or the "Company") held on May 10, 2019 the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

Description of Matter	Outcome of Vote	Votes For (ballots only)	Votes Against or Withheld (ballots only)
• Ordinary resolution fixing the number of directors of TransGlobe to be elected at the Meeting at seven (7).	Approved	37,118,564 97.07%	1,121,210 2.93%
2.    Ordinary resolution electing the following nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as more particularly described in the information circular of TransGlobe dated March 27, 2019 (the "Information Circular"):

David B. Cook	Approved	36,877,742 96.44%	1,362,033 3.56%
Steven W. Sinclair		36,676,986 95.91%	1,562,789 4.09%
Susan M. MacKenzie		36,498,755 95.45%	1,741,020 4.55%
Carol Bell		36,954,360 96.64%	1,285,415 3.36%
Ross G. Clarkson		37,052,951 96.90%	1,186,824 3.10%
Randall C. Neely		37,051,798 96.89%	1,187,977 3.11%
Edward D. LaFehr		37,044,448 96.87%	1,195,327 3.13%
3. Ordinary resolution appointing Deloitte LLP, Chartered Accountants, as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such.	Approved	Show of hands	Show of hands

4. Advisory resolution accepting the Company's approach to executive compensation, as described in the Information Circular.	Approved	36,017,563 94.19%	2,222,213 5.81%

5. Ordinary resolution approving all unallocated options under the Company’s existing stock options plan as described in the Information Circular.	Approved	36,583,706 95.67%	1,656,068 4.33%

Mr. Robert Jennings, previous Chairman of the Board of Directors chose not to stand for re-election retiring effective May 9, 2019. Mr. David Cook has been appointed Chairman of the Board of Directors effective May 10, 2019. Following the Meeting, TransGlobe’s Committees of the Board of Directors will be constituted as follows:

R&HSES Committee	Audit Committee	CHR&G Committee
Edward LaFehr – Chair	Steven Sinclair – Chair	Carol Bell – Chair
Susan MacKenzie	Carol Bell	Susan MacKenzie
Ross Clarkson	Edward LaFehr	Steven Sinclair

For each of the Audit Committee and the CHR&G Committee, all members are Independent Directors of the Company. The majority of Directors on the R&HSES Committee are Independent Directors of the Company

and the Chair of the Committee is an Independent Director. No Committees of the Board of Directors have an Executive Officer participating as a member of the Committee.
About TransGlobe
TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact: Investor Relations Telephone: +1 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	+44 0 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	+44 0 20 7448 0200
Jonathan Wright

FTI Consulting (Financial PR)	+44 0 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan